

Mail Stop 3720

June 10, 2016

Steven R. Boal
Chief Executive Officer
Quotient Technology, Inc.
400 Logue Avenue
Mountain View, California 94043

      Re: Quotient Technology, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed March 11, 2016
               From 10-Q for the Period Ended March 31, 2016
               Filed May 6, 2016
               File No. 001-36331

Dear Mr. Boal:

      We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2016

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 17

1.   We note during this period the Company changed the functional currency of certain international subsidiaries to the United States Dollar due to significant changes in the nature of how you conduct business internationally. Please expand your disclosure in this section to discuss those changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Connie Chen, Esq.